# SKYWORKS SECURITIES, LLC

**Statement of Financial Condition**
**December 31, 2024**

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

| OMB APPROVAL | |
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| Expires: | Nov. 30, 2026 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-66190** |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SkyWorks Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 Greenwich Avenue, 4th Floor
(No. and Street)

| Greenwich | CT | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Angelina Fortino | 212-751-4422 | afortino@dfppartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, middle name)

| 180 Park Avenue, Suite 200 | Florham Park | NJ | 07932 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/02/2005 | 2468 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Steven Gaal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Skyworks Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CCO

Notary Public

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**SkyWorks Securities, LLC**
**Index**
**December 31, 2024**



**Citrin Cooperman & Company, LLP**
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
**T** 973.218.0500 **F** 973.218.7160
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
SkyWorks Securities, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SkyWorks Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SkyWorks Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of SkyWorks Securities, LLC's management. Our responsibility is to express an opinion on SkyWorks Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SkyWorks Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Citrin Cooperman & Company, LLP*

We have served as SkyWorks Securities, LLC's auditor since 2015.
Florham Park, New Jersey
February 26, 2025

**SkyWorks Securities, LLC**
**Statement of Financial Condition**
**December 31, 2024**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 241,014 |
| Accounts receivable | | 7,500 |
| Other assets | | 28,356 |
| Total assets | $ | 276,870 |

**LIABILITIES AND MEMBER'S EQUITY**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 17,589 |
| Deferred revenue | | 7,500 |
| Due to parent | | 54,211 |
| Total liabilities | | 79,300 |

**Member's equity**

| | | |
|---|---|---|
| | | 197,570 |
| Total liabilities and member's equity | $ | 276,870 |

The accompanying notes are an integral part of this financial statement.

## 1.      Nature of operations and summary of significant accounting policies

*Nature of Business*

SkyWorks Securities, LLC (the "Company"), a wholly-owned subsidiary of SkyWorks Capital, LLC (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on November 6, 2002. The Parent is a wholly-owned subsidiary of SkyWorks Holdings, LLC (the "Ultimate Parent"). The Company's operations consist primarily of providing investment banking and advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

*Basis of Presentation*

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

*Income Taxes*

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At December 31, 2024, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020.

*Credit Losses*

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("*ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized

For certain financial assets measured at amortized cost (i.e. cash, accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

**1.    Nature of operations and summary of significant accounting policies (continued)**

*Use of Estimates*

The preparation of the financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

*Recent Accounting Pronouncements*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07.

**2.    Related-party transactions**

The Company has an expense sharing agreement with its Parent and its Ultimate Parent, whereby the Parent provides certain administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker-dealer activities, or space utilized, plus a monthly fixed overhead charge.

At December 31, 2024, total fees owed to the Parent were approximately $39,600 and the total fees owed to the Ultimate Parent were $14,600.

**3.    Concentrations and credit risk**

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

For trade receivables, the Company monitors outstanding balances regularly in order to identify expected credit losses. The Company did not record an allowance for credit losses at December 31, 2024.

**4.      Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer and acts as an agent in private placements of securities, acts as an intermediary between issuers and underwriters in connection with firm commitment and best efforts underwritings, and provides general advisory/consulting services. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are the same as those reported in the Company's statement of financial condition.

**5.      Net capital requirement**

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was approximately $162,000, which was approximately $112,000 in excess of its minimum requirement of $50,000.

**6.      Financial support**

The Company was established to provide the services of a broker-dealer if needed by its Parent or affiliated entities.  Accordingly, the Company does not routinely generate revenues in the ordinary course of business.  Because of this, the Company considered whether substantial doubt might exist about its ability to continue as a going concern. In order to alleviate the substantial doubt about its ability to continue as a going concern, the Company has an agreement with the Parent, whereby the Parent has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least March 15, 2025.

**7.      Subsequent events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2025 through February 26, 2025, the date this statement of financial condition was available to be issued. The Company did not have any significant subsequent events that require recognition or disclosure in this  financial statement.